[Letterhead of Thomas A. Mutryn]

June 30, 2005

BY EDGAR AND FACSIMILE

Craig Wilson, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:                               GTSI Corp.’s Form 10-K for the Fiscal Year

Ended December 31, 2004 (File No. 000-19394)

Dear Mr. Wilson:

On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated June 3, 2005 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-19394) filed with the Commission on March 16, 2005 (the “2004 Form 10-K”).  To aid in the staff’s review, I have repeated the staff’s comments followed respectively by the Company’s responses.

Form 10-K:  For the year ended December 31, 2004

Item 1.  Business

Business Strategy, p. 4

1.                                      While we note your response to our prior comment 1, it does not appear that you have any specific information supporting the notion that revenues may be doubled over the next three years.  For example, most of the excerpts from your 10-K provided in support of this statement merely discuss steps you have taken in the hope of expanding your business and revenues without providing any true support for the statement.  Additionally, even where you have quantified past increases in revenues, such as your disclosure regarding an increase in sales from services, such increases appear to relate to portions of your business that comprise only a small percentage of total revenues and/or increases that are not large enough to support doubling your revenues over the next three years.  Furthermore, while we note your statement that an increase from your current 1% of the government IT budget to just 2% would enable the Company to reach its strategic revenue goal, it is unclear why you believe you will double your percentage of the government IT budget.  For example, it does not appear that you have entered into any new government contracts.  Please provide additional supplemental support for your strategic revenue goal or revise as appropriate.

In the beginning of 2004, the Company reviewed its historical financial performance in conjunction with a competitive market analysis, and concluded that GTSI held only a small percentage of market share in a highly fragmented, growing government IT market.  As a leader in the government IT market, GTSI’s management team believed that the Company could

1

substantially increase its revenue growth by hiring additional sales people to penetrate areas of the government IT market that had previously been underserved.  The Company believed there was a direct linkage between the number of salespeople within its organization and its potential revenue growth.  The Company incorporated this concept into an ambitious strategic growth plan with a goal to increase market share and to double sales of the Company to $2 billion, principally through organic initiatives, by 2007.

A financial plan was developed detailing incremental milestones for annual revenue growth, gross margin improvement, and net income targets for 2005 through 2007.  This plan was presented to GTSI’s Board of Directors in July 2004.  Upon consideration by the Board, the financial plan was approved and deployed Company wide. Additionally, several key executives were awarded substantial compensation increases to support these growth initiatives, and an ambitious executive incentive compensation plan for 2006 and 2007 was instituted based on the achievement of the Company’s financial targets. This document was filed as Exhibit 10.19 to the 2004 Form 10-K. Aggressive hiring practices commenced immediately upon approval of the plan.

Summary from Strategic Plan (dollars in thousands)

	2004	2005	2006	2007
Sales	$1,103	$1,456	$1,954	$2,247
Gross Margin	$85	$128	$186	$223
Gross Margin %	7.72%	8.82%	9.51%	9.91%
Net Income	$5	$6	$19	$28
Average headcount	758	1118	1476	1524

Management’s disclosure of its strategic growth plan in its 2004 Form 10-K was intended to provide readers and investors with additional forward-looking disclosures based on management’s anticipation of future trends in government IT spending increases, and its anticipation that the impact of increasing GTSI’s headcount would result in increased revenues for the Company.

While it is true that the Company has not entered into any material new government contracts since September 2003, the Company’s business model is not dependent upon contract awards. Unlike government contractors or IT service providers who recognize revenue based on contracts, GTSI contracts are merely vehicles through which government customers may procure IT hardware and software products. The indefinite delivery/indefinite quantity nature of GTSI’s contracts allow the Company to earn revenue based on the quantity of products delivered to customers, not the quantity of contracts.

In summary, from the inception of GTSI’s three year strategic growth plan in 2004 until the receipt of its financial results as of March 31, 2005, the Company’s management had every indication that increasing the size of its workforce would result in significantly increased sales. GTSI disclosed an overview of its strategic plan to double sales to investors in its 2004 Form 10-K as additional forward looking information in an effort to increase the transparency of the Company’s objectives and goals and facilitate investors viewing GTSI through the eyes of its management team.

2.                                      As a follow-on to the comment above, we note from your Form 10-Q for the quarter ended March 31, 2005 that your total first quarter revenue was “weaker than [you] expected,” and actually declined by $21.6 million compared to the three months ended March 31, 2004.  We also note that you continue to disclose that you are “seeking to double revenues to $2 billion.”

2

Tell us if you are currently on track with the financial plan developed in 2004 to support your revenue goal of $2 billion within three years and if you were on track at the time you filed your 2004 10-K.

At the time the Company filed its 2004 Form 10-K, management had obtained February’s financial results just days before.  While January and February sales were disappointing, there were a number of large transactions in process during mid-March, which, if closed, would have enabled the Company to achieve its quarterly revenue milestone.  Due to the seasonal nature of GTSI’s business driven by the buying patterns of the Federal Government, historically January and February have been the Company’s weakest months. Furthermore, it is difficult to draw conclusions on full year sales based on the first two months of sales.

In mid-April, the Company finalized accounting for its first quarter results.  Sales were significantly weaker than projected under the Company’s CY 2005 Operating Budget.  Historically, first quarter sales have approximated 19% of GTSI’s annual sales (2001-2003).  During 2004, first quarter sales declined to 17% of the Company’s annual sales.  Actual sales for the first quarter of 2005 were approximately 11% of CY 2005 projected sales pursuant to the Company’s Operating Budget. While the Company added approximately 150 additional sales people during the second half of CY 2004, these resources were not as productive from a revenue generation perspective as previously contemplated.

Based on actual financial results through May 2005, it appears doubtful that the Company’s ambitious growth plan to double sales by 2007 will be achievable within this time period without an acquisition. The Company has revised its financial projections for the remainder of 2005, based on its year to date results, comparisons of actual bookings to quotas, and shipping delays due to difficulties with the implementation of the Company’s supply chain management ERP system. These updated projections indicate the Company is not on track at this time with the 2005 financial plan that was developed last year. Therefore, the Company intends to announce in a press release that the Company’s plan to double sales no longer seems achievable from a primarily organic perspective within the three year timeframe previously projected. While GTSI does not have any acquisition plans at this time, the Company is prepared to pursue any accretive opportunities that arise. Such press release will be included as an exhibit to a Form 8-K filed with the Commission. In addition, the Company plans to update investors with its progress to date on GTSI’s strategic financial plan in the Company’s Form 10-Q for the quarter ended June 30, 2005.

In conclusion, while the Company’s results are below projected milestones at this time, management did not have any definitive information at the time of filing its 2004 Form 10-K that sales milestones for the first quarter and full year of 2005 would not be obtainable. The Company has very little short-term visibility into sales patterns, which can vary significantly from month to month.

Notes to Consolidated Financial Statements

Note 7.  Accounts Payable, p. 41

[FOIA Confidential Treatment pursuant to 17 C.F.R. §200.83 has been requested by GTSI in respect of its responses to comments No. 3, 4 and 5.]

3

Prior Comment No. 5

6.                                      The first part of our prior comment no. 5 regarding Selected Financial Data was intended to refer to disclosures under Item 6 of your Form 10-K (page 17) and not to your quarterly disclosures in Note 16 to your audited financial statements.  Accordingly, we believe you should revise Selected Financial Data to briefly describe and/or cross reference to a discussion of the reversal of accounts payable (both the derecognition of $10.1 million in aged accrued payables and the reversal of $2.5 million of aged accrued payables) and the material effect that accounting had on the comparability of the information presented.

In response to your comment 6, enclosed is the Form 10-K/A for 2004 GTSI intends to file with the Commission, which includes in Item 6, Selected Financial Data the disclosure GTSI believes was requested by the staff.  The Company has delayed filing Amendment No. 2 to the 2004 Form 10-K to curtail the need to file multiple amendments in order to respond to any further comments from the staff.

7.                                      We continue to believe that you should expand the Overview section and/or include a discussion of net income and operating income in MD&A to discuss the significant impact the reversal of accounts payable (both the derecognition of $10.1 million in aged accrued payables and the reversal of $2.5 million of aged accrued payables) had on your operating income and net income.  In this regard, it appears that the annual and quarterly trends in your operating income and net income would have been materially different had you not derecognized/reversed these accounts payable in the respective periods.  Similar revisions in your discussion under the Gross Margin subheading of your MD&A should also be made to discuss the reversal of $2.5 million of aged accrued payables in addition to the derecognition of $10.1 million in aged accrued payables.

The Company believes that the requested disclosures are set forth in the enclosed proposed Form 10-K/A under the captions “Overview” and “Gross Margin” in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

If the Staff advises us that it has no further comments regarding the 2004 Form 10-K, GTSI will promptly thereafter file its Form 10-K/A for 2004 with the Commission. While we believe that GTSI has fully responded to the staff’s comments, if there are any further comments or questions regarding this matter, we would respectfully request a meeting with the staff so that we could resolve such further comments or questions.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn
Senior Vice President and Chief Financial Officer

Enclosure

4

DRAFT dated June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10–K/A

AMENDMENT No. 2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number:     0–19394

GTSI CORP.

(Exact name of registrant as specified in its charter)

Delaware	54–1248422
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3901 Stonecroft Boulevard, Chantilly, VA	20151-1010
(Address of principal executive offices)	(Zip Code)

703–502–2000
(Registrant’s telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:  None

Securities registered pursuant to section 12(g) of the Act:  Common Stock, par value $0.005 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          YES  ☒         NO  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).          YES  ☒         NO  ☐

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of June 30, 2004 was $98,698,256.

The number of shares outstanding of the registrant’s common stock on March 1, 2005 was 8,988,143.

DRAFT dated June 30, 2005

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K are incorporated by reference to GTSI’s proxy statement filed with the Securities and Exchange Commission on March 28, 2005 in connection with the Annual Meeting of Stockholders held on April 21, 2005.

DRAFT dated June 30, 2005

EXPLANATORY NOTE

This Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2004 is being filed for the purpose of responding to comments received by us from the Staff of the Securities and Exchange Commission. This Form 10-K/A for 2004 includes these revisions and amends:

•                  Part II, Item 6, Selected Financial Data. Added a cross reference to the discussion of aged accrued payables and the effect on comparability between years presented and

•                  Part II, Item 7, MD&A. Expanded the Overview section and Gross margin subheading of the 2004 Compared with 2003 section to discuss the affect of the derecognition and reversal of aged accrued payables.

This Amendment does not change any of the financial information previously reported in the Company’s consolidated financial statements or any of the notes to such consolidated financial statements.

This Amendment speaks as of the original filing date of our Annual Report on Form 10-K and has not been updated to reflect events occurring subsequent to the original filing date of March 16, 2005. Accordingly, this amendment should be read in conjunction with the Company’s filings with the SEC subsequent to the filing of our Annual Report on Form 10-K.

DRAFT dated June 30, 2005

PART II

ITEM 6.     SELECTED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from the consolidated audited financial statements. This selected financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and related notes included in this Annual Report on Form 10-K. Our income from operations, net income and earnings per share in 2004 were materially affected by the reduction in Cost of sales described below, which affects the comparability of the information presented with prior years results.

Statement of Operations Data:

	For the years ended December 31,
(in thousands, except per share data)	2004	2003	2002	2001	2000
Sales	$1,076,148	$954,118	$934,730	$783,496	$677,754
Cost of sales	*954,143	857,334	857,105	718,370	617,621
Gross margin	122,005	96,784	77,625	65,126	60,133
Operating expenses:
Selling, general and administrative	107,833	85,473	62,956	57,002	49,382
Depreciation and amortization	3,022	2,874	3,543	4,407	3,934
Impairment charge	—	5,972	—	—	—
Total operating expenses	110,855	94,319	66,499	61,409	53,316
Income from operations	11,150	2,465	11,126	3,717	6,817
Interest and other income, net	5,569	2,832	4,520	3,707	2,259
Income before taxes	16,719	5,297	15,646	7,424	9,076
Income tax provision (benefit)	6,455	2,118	6,113	2,938	(2,008)
Net income before cumulative effect of SAB No. 101 adoption	10,264	3,179	9,533	4,486	11,084
Cumulative effect of SAB 101 adoption	—	—	—	—	467
Net income	$10,264	$3,179	$9,533	$4,486	$10,617
Earnings per common share
Basic:
Basic earnings per share before cumulative effect of SAB No. 101 adoption	$1.18	$0.38	$1.15	$0.55	$1.23
Cumulative effect per share of SAB No. 101 adoption	—	—	—	—	(0.05)
Basic earnings per share	$1.18	$0.38	$1.15	$0.55	$1.18
Diluted:
Diluted earnings per share before cumulative effect of SAB No. 101 adoption	$1.09	$0.35	$1.04	$0.50	$1.20
Cumulative effect per share of SAB No. 101 adoption	—	—	—	—	(0.05)
Diluted earnings per share	$1.09	$0.35	$1.04	$0.50	$1.15
Weighted average common shares outstanding
Basic	8,664	8,349	8,302	8,144	9,021
Diluted	9,388	9,116	9,156	9,049	9,225

* Cost of sales in 2004 include the positive effects of the derecognition of aged accrued payables of $10.1 million and the reversal of accounts payable of $2.5 million as discussed in Note 7 to the consolidated financial statements in Part II, Item 8 of this Form 10-K.

DRAFT dated June 30, 2005

Balance Sheet Data:

	December 31,
(in thousands)	2004	2003	2002	2001	2000
Working capital	$79,027	$64,348	$62,836	$34,968	$43,659
Total assets	$296,386	$268,761	$224,918	$252,452	$227,065
Notes payable to banks	$1,179	$12,813	$7,539	$20,186	$11,925
Long-term liabilities	$3,473	$1,522	$1,640	$2,403	$2,145
Total liabilities	$204,249	$190,816	$149,427	$189,387	$168,586
Stockholders’ equity	$92,137	$77,945	$75,491	$63,065	$58,480

DRAFT dated June 30, 2005

ITEM 7.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, our audited consolidated financial statements and notes included in Part II, Item 8 of this Annual Report on Form 10-K. Historical results and percentage relationships among any amounts in the consolidated financial statements are not necessarily indicative of trends in operating results for any future period. We use the terms “GTSI,” “we,” “our,” and “us” to refer to GTSI Corp. and its subsidiaries.

Overview

GTSI is a recognized IT solutions leader, providing products and services primarily to federal government customers worldwide.  One of our key differentiators is the extensive number of contract vehicles we have in our portfolio.  For over two decades GTSI has served the public sector by partnering with global IT leaders such as Panasonic, HP, Cisco, Sun Microsystems and Microsoft.  We seek to deliver maximum value through our broad range of products, customer service and ISO 9001:2000 certified distribution center.  Through our Technology Practices, we deliver “best of breed” products and solutions to help our customers realize strong value for their IT investments.

We experienced some significant successes in 2004, including our annual revenue exceeding the $1 billion mark. We faced a number of challenges and we made significant progress in building an organization that can consistently deliver strong financial results.  Our sales grew 12.8% during 2004, outpacing the underlying growth in government IT spending. We expect that GTSI will continue to outpace market growth in 2005.

As discussed in more detail throughout our MD&A:

•                  Our sales increased $122.0 million from 2003 to 2004, exceeding $1 billion for the first time in GTSI history.

•                  The buying and funding patterns of the government continue to have a significant positive effect on our sales and net income in the third and fourth quarters.

•                  Our gross margin increased as a percentage of sales.

•                  Our balance sheet remains solid, with no long-term debt.

•                  Cash provided by operating activities more than tripled to $16.8 million for the year ended December 31, 2004.

Our business experiences significant fluctuations in our quarterly sales, operating income and net income as a result of the buying patterns of the federal government, our primary customer. In addition to the increase in operating and net income during the third quarter of 2004 caused by this cyclical buying pattern, our results were positively affected by the derecognition of $10.1 million in aged accrued payables. We recorded this release from obligations as an offset to Cost of sales which increased our Gross margin by $10.1 million. As a result, our Income from operations during 2004 was also $10.1 million higher, corresponding to a $6.2 million increase in net income, or an increase of $0.66 per share. Our net income of $10.3 million for the year ended December 31, 2004 would have been reduced to $4.1 million had we not derecognized the aged accrued payables. Due to the one time nature of this transaction, our results for 2004 should not be used as a basis to determine annual trends in projecting future financial results.  Our 2004 results were also positively affected by the reversal of accounts payable of $2.5 million. Our 2004 net income as adjusted for the one-time derecognition of aged payables of $4.1 million, would have been further reduced to $2.6 million had we not reversed accounts payable. For additional details see the discussion under 2004 Compared with 2003 section of the MD&A, Gross Margin subheading and refer to Note 7 of the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

DRAFT dated June 30, 2005

We have initiated a strategic three-year growth plan designed to capitalize on the government’s heightened demand for IT services and we plan to double our revenue to $2 billion, improve our productivity and increase our gross margins.  To double our sales we will continue to leverage the strong growth of personnel in our sales and marketing organization. In addition, we are selectively, but aggressively, hiring talented employees and expect our headcount to reach approximately 950 employees by the end of 2005. We expect to expand our sales from lease arrangements for IT products and solutions in 2005.  We have essentially completed the build-out of our ERP system. After full testing and retesting, extensive training and documentation of new work processes for SOX compliance, we plan to implement the final phase of our ERP capabilities throughout GTSI in the second quarter of 2005.

In addition to the implementation of the final phase of our ERP system, several other initiatives are underway to position GTSI to reach our strategic plan goal of increased productivity including proactive supply-chain management; customer, deal, and vendor profitability assessments; and order management improvements. Management is also evaluating various CRM solutions, including the future use of our existing CRM platform. If we select a new CRM Solution, we may incur an impairment charge for the write-off of our existing CRM software.

We believe we can make significant improvements to net income. First, additional sales are expected to improve net income. Second, improved margin percentages are expected to increase bottom line growth. And third, we believe our productivity improvements will lower SG&A expense as a percentage of sales and improve net income margin.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We have included below our policies that are both important to our financial condition and operating results, and require management’s most subjective and complex judgments in determining the underlying estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. Accounting estimates that management believes are most critical to our financial condition and operating results pertain to merchandise inventories, long-lived assets, warranties, contingencies and revenue recognition. We have discussed the application of these critical accounting estimates with the Audit Committee of our Board of Directors.

Merchandise Inventories

Our inventory is stated at the lower of average cost or market value. We record a provision for excess and obsolete inventory based on assumptions about future demand and market conditions. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess or obsolete inventory.  In the future, if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we would be required to increase our inventory allowance and our gross margin could be adversely affected.

During 2004 as a result of our physical inventory counts and other internal controls, we discovered two instances of inventory losses. Losses of $0.7 million and $0.6 million were recorded, that were subsequently offset by an insurance settlement of $0.6 million. A second insurance claim is still pending.

DRAFT dated June 30, 2005

The outcome of the insurance claim, as well as the results of our ongoing investigations, could materially alter the amount of management’s estimate.

Long-Lived Assets

Long-lived assets, consisting primarily of capitalized software, furniture and equipment, are required to be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying value exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, an impairment charge is recognized. During 2003, we determined that it was not in our best interest to continue with a highly customized ERP system due to the high level of development risk and the higher total cost of ownership associated with maintaining a customized solution. We changed our strategy to a standard ERP system (“GEMS”) to lower the risk and reduce the overall project expenses. Due to this change in strategy we estimated $6.0 million of the customized ERP solution would have no future value and recorded an impairment charge in 2003. If any future events indicate the carrying amount of GEMS may exceed its fair value, we will test for recoverability which would necessitate the use of significant assumptions regarding the fair value and undiscounted net cash flows expected. During 2004, we capitalized $5.5 million related to the ERP project.

Warranties

We offer warranties on sales of certain products specific to the terms of the customer agreements.  Our standard warranties require us to repair or replace defective products reported to us during such warranty period at no cost to the customer.  We record an estimate for warranty related costs at the time of sale based on our actual historical return rates and repair costs at the time of sale.  We cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past.  Factors that impact our accrued warranty liability include the number of installed units under warranty contracts, the rate of unit failures, the cost of spare parts, and historical and anticipated cost per warranty claim under the warranty contract. As these factors are affected by actual experience and future expectations, we reevaluate the adequacy of our accrued warranty liability and adjust amounts as necessary.

Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. Review of certain aged payables during 2004 resulted in reversals of $10.1 million and $2.5 million during the second half of 2004. A new accrual for potential payroll tax liability was estimated at $0.8 million in 2004 for employees working in our office in Germany.

Revenue Recognition

The majority of our sales relates to physical products and is generally recognized when title to the products sold passes to the customer. Based on our standard shipping terms, title generally passes upon the customer’s receipt of the products. This requires us to analyze sales near the end of reporting periods to estimate the amount of products in transit to the customer that cannot be recognized as revenue.  At the time of sale, we record an estimate for product returns based on historical experience. If actual product returns are greater than estimated by management, additional expense may be incurred.

Certain of our service and solution agreements contain multiple elements that sometimes require significant contract interpretation to determine the appropriate accounting, including whether the deliverables should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize revenue for each element.

DRAFT dated June 30, 2005

Historical Results of Operations

The following table illustrates the percentage of sales represented by items in our consolidated statements of operations for the years ended December 31:

	2004	2003	2002
Sales	100.0%	100.0%	100.0%
Cost of sales*	88.7 **	89.9	91.7
Gross margin	11.3	10.1	8.3
Operating expenses:
Selling, general and administrative	10.0	8.9	6.7
Depreciation and amortization	0.3	0.3	0.4
Impairment charge	—	0.6	—
Total operating expenses	10.3	9.8	7.1
Income from operations	1.0	0.3	1.2
Interest and other income, net	0.6	0.3	0.5
Income before taxes	1.6	0.6	1.7
Income tax provision	0.6	0.3	0.7
Net income	1.0%	0.3%	1.0%

* As a result of adopting Emerging Issues Task Force Issue No. 02-16, “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Product)”, we changed our reporting of certain vendor considerations.  Beginning January 1, 2003, GTSI recorded vendor consideration as a reduction to Cost of Sales instead of as a reduction to Selling, General & Administrative expenses.

** Cost of sales in 2004 include the positive effects of the derecognition of aged accrued payables of $10.1 million and the reversal of accounts payable of $2.5 million as discussed in Note 7 to the consolidated financial statements in Part II, Item 8 of this Form 10-K.

The following table sets forth the annual percentage changes in the dollar amounts of selected items within our consolidated statements of operations.

	Percentage Change
	2003 to 2004	2002 to 2003
Sales	12.8%	2.1%
Cost of sales	11.3%	0.0%
Gross margin	26.1%	24.7%
Operating expenses:
Selling, general and administrative	26.2%	35.8%
Depreciation and amortization	5.1%	(18.9)%
Impairment charge	(100.0)%	100.0%
Total operating expenses	17.5%	41.8%
Income from operations	352.3%	(77.8)%
Interest and other income, net	96.6%	(37.3)%
Income before taxes	215.6%	(66.1)%
Income tax provision	204.8%	(65.4)%
Net income	222.9%	(66.7)%

DRAFT dated June 30, 2005

The following tables indicate, for the years ended December 31 (dollars in millions), the approximate sales by contract vehicle, vendor, and product category along with related percentages of total sales.

Contract Vehicles

	2004		2003		2002

GSA Schedules	$299.3	27.8%	$268.0	28.1%	$276.0	29.5%
IDIQ Contracts	428.0	39.8	430.4	45.1	388.7	41.6
Open Market	238.0	22.1	159.7	16.7	107.0	11.5
Subcontracts and
Other Contracts	110.8	10.3	96.0	10.1	163.0	17.4
Total	$1,076.1	100.0%	$954.1	100.0%	$934.7	100.0%

Top Five Vendors

	2004		2003		2002
Panasonic	$188.0	17.5%	$162.2	17.0%	$123.5	13.2%
HP	153.4	14.3	139.3	14.6	167.7	17.9
Cisco	135.7	12.6	112.9	11.8	114.9	12.3
Sun Microsystems	131.8	12.2	130.1	13.6	110.6	11.8
Microsoft	53.7	5.0	66.5	7.0	95.6	10.2
Others	413.5	38.4	343.1	36.0	322.4	34.6
Total	$1,076.1	100.0%	$954.1	100.0%	$934.7	100.0%

Products

	2004		2003		2002

Hardware	$834.1	77.5%	$692.5	72.6%	$673.7	72.1%
Software	155.7	14.5	154.5	16.2	196.4	21.0
Resold third-party service products	66.6	6.2	91.2	9.5	50.8	5.4
Services	19.7	1.8	15.9	1.7	13.8	1.5
Total	$1,076.1	100.0%	$954.1	100.0%	$934.7	100.0%

2004 Compared with 2003

Sales

Sales consist of revenue from products delivered and services sold or rendered, net of allowances for customer returns and credits. Sales increased $122.0 million, or 12.8%, from $954.1 million in 2003 to $1.08 billion in 2004.  The majority of this increase, by contract vehicle, is due to the $78.3 million increase in Open Market procurements resulting from the efforts of our expanded sales force. Sales in GSA Schedule and Subcontracts and Other Contracts categories increased 11.7% and 15.4%, respectively, from 2003 to 2004. IDIQ contract sales were relatively flat year over year.

An analysis of sales by product reveals our overall sales increase was due to the $141.6 million rise in hardware to $834.1 million in 2004 generated by increased sales of networking products, storage products and large server sales. This increase was partially offset by a $24.6 million decline in sales of resold third-party service products. Sales of services increased 23.9% from 2003 to 2004 to $19.7 million. We intend to grow our service revenue at a similar rate in 2005.

Although we offer our customers access to products from hundreds of vendors, 61.6% of our sales in 2004 were products from our top five vendor partners. As detailed in the preceding table, Panasonic remains our top vendor with product sales increasing $25.8 million from 2003 to 2004. Sales of Cisco and HP products also increased $22.8 million and $14.1 million, respectively, from the previous year. The increase in sales was also related to the $16.0 million decrease in backlog as of December 31, 2004 compared to 2003.

DRAFT dated June 30, 2005

GTSI will be required to recertify our “small business” size status on our GSA Schedule Contract no later than 2007. At such time, we may not qualify as a small business. To mitigate any potential adverse affect on our sales from the loss of our small business status, GTSI has developed strategic relationships with small businesses that benefit from the small business benefits described in the Business section in Part I of this Form 10-K. GTSI acts as both a supplier and prime contractor to these small businesses. In addition, we further mitigate this risk by participating in the Mentor-Protégé Program offered under the SBAs 8(a) program, which is a business development initiative that helps socially and economically disadvantaged Americans gain access to economic opportunity. Through this program, we provide various forms of mentoring, expertise in key business areas and assistance to our protégé, Eyak Technology, LLC.

Gross Margin

Gross margin increased $25.2 million, or 26.1%, from $96.8 million in 2003 to $122.0 million in 2004. Gross margin as a percentage of sales increased from 10.1% for 2003 to 11.3% in 2004. This increase was predominantly due to the reduction in Cost of sales resulting from the $10.1 million non-cash extinguishment of aged vendor liabilities.  Without the impact of this extinguishment, Gross margin would have been 10.4% as a percentage of sales. The increase in Gross margin was also related to the reversal of $2.5 million of accounts payable. Without these two items, gross margin would have increased $12.6 million, or 13.0%, from $96.8 million in 2003 to $109.4 million in 2004. Management is committed to continuing margin expansion. We have put in place new processes which we expect to continue to result in margin expansion including our centralized pricing initiatives. Our increased Gross margin resulted in positive impacts on our Income from operations and Net income for the year ended December 31, 2004. Therefore, our financial results for 2004 should not be used as a basis to determine annual trends in projecting future financial results.

Selling, General & Administrative Expenses

Selling, General & Administrative (“SG&A”) expenses for 2004 increased $22.5 million, or 25.5% from 2003.  This increase was primarily related to approximately $6.9 million in compensation and benefits expense associated with our long-term investments in new employees to increase headcount company-wide and $6.1 million of additional commissions and commission accelerators paid on our increased sales. Management feels that by making these investments in personnel, we are now better positioned to take advantage of:

•                  new opportunities in the State and Local marketplace utilizing the US Communities Contract;

•                  additional federal government opportunities;

•                  sales to Prime Contractors through our Integrator Solutions Group; and

•                  increased lease sales to the government.

In addition, we incurred expenses of $2.0 million in consulting fees for our Sarbanes-Oxley (“SOX”) compliance and approximately $1.7 million for continued implementation of our ERP system.  Legal and accounting fees increased $1.6 million due to litigation costs and the internal control audit, performed by our independent registered public accounting firm as required by SOX. Total Selling, General & Administrative expense increased 1.1% as a percentage of sales from 2003 to 2004. Management has developed a new sales commission plan for 2005 to align commissions with the goals of our strategic growth plan.

Interest and Other Income, Net

Interest and Other Income, Net increased $2.7 million, or 96.6%, from 2003 to 2004. This increase is mainly due to approximately $3.2 million increase in interest income from the sales of our leases receivable. This increased income was partially offset by the continuing decline in prompt payment discounts received from vendors. Due to the economy, fewer vendors are offering this incentive. Interest and other expense remained flat year over year.

DRAFT dated June 30, 2005

Income Taxes

We recorded a tax provision of $6.5 million for 2004, of which $3.9 million is due to the reversal of aged accrued liabilities, based on our expected annual effective tax rate of approximately 38.6%.   For 2003 we recorded a tax provision of $2.1 million at an effective rate of 40.0%. The decrease in our effective tax rate from 2003 to 2004 is due to reduced state income taxes and a reduction in permanent non-deductible items as a percentage of earnings before taxes. The main difference between our effective tax rate in 2004 and the statutory rate are state income taxes.

2003 Compared with 2002

Sales

Net sales in 2003 increased $19.4 million to $954.1 million, or 2.1% over 2002.  Sales under IDIQ and Open Market contracts increased $41.7 million and $52.7 million, respectively. IDIQ sales increased due primarily to increased sales on one of our mature contracts combined with full year sales on a contract that began at the end of 2002. Sales in the Subcontracts and Other Contracts category decreased 41.1% to $96.0 million due primarily to decreased volume on subcontracts with prime contractors, specifically on the FBI’s Trilogy contract. Our sales of Panasonic products increased $38.7 million, or 31.3%, from 2002 to 2003 replacing HP as our top vendor. Sun Microsystem’s product sales also marked a significant increase of $19.5 million year over year. Sales of Microsoft declined $29.1 million, or 30.4% from 2002. This decline also contributed to our overall decrease in software sales. When reviewed by product type, this decrease was offset predominantly by the $40.4 million increase in sales from resold third-party service products related to the increased volume of productized service and maintenance contracts. Hardware sales also increased a moderate $18.8 million from 2002 to 2003.

Gross Margin

Gross Margin increased $19.2 million, or 24.7%, to $96.8 million from $77.6 million in 2002. Gross margin as a percentage of sales also increased to 10.1% for 2003 from 8.3% for 2002. This increase is due primarily to the January 1, 2003 adoption of Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Product)”, which resulted in recording certain vendor funds as a reduction in Cost of Sales instead of Selling, General & Administrative expenses. For comparative purposes, if we applied EITF No. 02-16 to the year ended December 31, 2002, our gross margin would have increased from $90.0 million to $96.8 million. The gross margin percentage would have increased from 9.6% for 2002 to 10.1% for 2003. The primary reason for the increase in margins on this comparative basis is due to an increase in the volume of the vendor incentive funds received in 2003 compared to 2002.

During the second quarter of 2003, our sales organization was successful in securing an order for software inventory that had been reserved for during 2002.  As a result, we reversed a $1.4 million reserve. This benefit partially contributed to the increase in the gross margin percentage for the year.

Selling, General & Administrative Expenses

SG&A expenses for the year ended December 31, 2003 increased $21.8 million to $88.3 million from $66.5 million for 2002. A large portion of this increase was a result of the adoption of EITF No. 02-16. For comparative purposes, Selling, General & Administrative expenses for the year ended December 31, 2002 would have been $78.8 million if EITF No. 02-16 was applied to 2002. In addition to the impact of this new accounting pronouncement, Selling, General & Administrative expenses increased due to higher personnel costs due to increased headcount primarily in the Sales and Technology Team organizations. When an organization adds resources to its sales teams, there is a ramp-up period before these new sales personnel are fully optimized.

During 2002, we determined that it was remote that certain accrued obligations would need to be paid.  Accordingly, the associated obligation of $1.4 million was reversed. SG&A expenses as a

DRAFT dated June 30, 2005

percentage of sales increased to 8.9% for 2003 from 6.7% in 2002. Applying the impact from EITF No. 02-16 to the year ended December 31, 2002 for comparison purposes, SG&A expenses would have been 8.1% in 2002.

Impairment charge

In the fourth quarter of 2003 we recorded an impairment charge of $6.0 million related to the impairment of capitalized software because we determined that it was not in our best interest to continue to pursue a highly customized ERP solution due to the high level of development risk and the higher total cost of ownership associated with maintaining a customized solution. We changed our strategy and decided to implement a standard ERP system that is expected to lower the risk, compress the delivery time, provide significant value sooner, and reduce overall project expenses. Due to this change in strategy, $6.0 million of the capitalized assets related to the customized solution was determined to have no future economic value. The enterprise software and hardware for a standard ERP system purchased to date will be fully utilized in the roll-out of the new ERP.

Interest and Other Income, Net

Interest and Other Income, Net is the amount of interest income, prompt payment discounts, and other income reduced by interest and other expenses. Interest and other income, net, decreased $1.7 million, from $4.5 million to $2.8 million, or 37.8%, in 2003 compared to 2002.  Interest and other income decreased by $2.1 million and interest and other expense decreased $0.4 million over 2002. The decline in interest income is primarily due to a $1.3 million decrease in prompt payment discounts partially combined with a $0.4 million decrease in interest income from leases receivable. Other income decreased $0.3 million due primarily to a $0.5 million gain on the sale of equipment leases in the first quarter of 2002 that did not occur in 2003. Interest and other expense decreased $0.4 million from 2002 to 2003 due primarily to improved cash management practices allowing us to rely less on the Credit Facility throughout the year.

Income Taxes

Our effective tax rate in 2002 was 39.1% resulting in a tax provision of $6.1 million.  The difference between the effective rate and the statutory rate is primarily state taxes and permanent non-deductible items.

Seasonal Fluctuations

We have historically experienced and expect to continue to experience significant seasonal fluctuations in our operations as a result of government buying and funding patterns. The unpredictability of the factors affecting such seasonality makes our annual and quarterly financial results difficult to predict and subject to significant fluctuation. While sales to the U.S. Government are usually weaker in the first and second quarter and stronger in the third and fourth quarter, our Selling, General & Administrative expenses are more level throughout the year. As such, first and second quarter earnings are typically well below those of the third and fourth quarters. Our stock price could be adversely affected if any such financial results fail to meet the financial community’s expectations.

DRAFT dated June 30, 2005

The following tables show our results of operations, sales by contract, and sales by vendor on a quarterly basis.  This information has been included to provide additional insight into the seasonal nature of our business.

	2004
(in millions except per share data)	Q1	Q2	Q3	Q4	Total
Sales	$178.6	$239.0	$330.6	$327.9	$1,076.1
Cost of sales	160.5	217.5	283.9	292.2	*954.1
Gross margin	18.1	21.5	46.7	35.7	122.0
Selling, general & administrative expenses	21.7	24.6	30.4	34.2	110.9
(Loss) income from operations	(3.6)	(3.1)	16.3	1.5	11.1
Interest and other income, net	1.3	0.5	1.0	2.8	5.6
(Loss) income before taxes	(2.3)	(2.6)	17.3	4.3	16.7
Income tax (benefit) provision	(0.9)	(1.0)	6.8	1.5	6.4
Net (loss) income	$(1.4)	$(1.6)	$10.5	$2.8	$10.3

Basic (loss) earnings per share	$(0.16)	$(0.18)	$1.21	$0.31	$1.18
Diluted (loss) earnings per share	$(0.16)	$(0.18)	$1.13	$0.29	$1.09

* Cost of sales in 2004 include the positive effects of the derecognition of aged accrued payables of $10.1 million and the reversal of accounts payable of $2.5 million as discussed in Note 7 to the consolidated financial statements in Part II, Item 8 of this Form 10-K.

	2004 Quarter Ended
(dollars in millions)	March 31,		June 30,		September 30,		December 31,
Contract Vehicles
GSA Schedules	$42.2	23.6%	$54.8	22.9%	$105.7	32.0%	$96.6	29.5%
IDIQ Contracts	72.9	40.8	93.1	39.0	127.6	38.6	134.4	41.0
Open Market	36.0	20.2	59.8	25.0	72.9	22.0	69.3	21.1
Subcontracts and Other Contracts	27.5	15.4	31.3	13.1	24.4	7.4	27.6	8.4
Total	$178.6	100.0%	$239.0	100.0%	$330.6	100.0%	$327.9	100.0%

Top Five Vendors
Panasonic	$34.4	19.3%	$36.2	15.1%	$65.6	19.8%	$51.8	15.8%
HP	18.2	10.2	31.5	13.2	47.7	14.4	56.0	17.1
Cisco	23.1	12.9	20.8	8.7	50.1	15.1	41.7	12.7
Sun	20.4	11.4	37.4	15.6	40.3	12.2	33.7	10.3
Microsoft	7.7	4.3	8.3	3.5	28.8	8.7	8.9	2.7
Others	74.8	41.9	104.8	43.9	98.1	29.8	135.8	41.4
Total	$178.6	100.0%	$239.0	100.0%	$330.6	100.0%	$327.9	100.0%

DRAFT dated June 30, 2005

	2003
(in millions except per share data)	Q1	Q2	Q3	Q4	Total
Sales	$178.9	$189.7	$273.1	$312.4	$954.1
Cost of sales	162.8	167.0	245.6	281.9	857.3
Gross margin	16.1	22.7	27.5	30.5	96.8
Selling, general & administrative expenses	19.7	21.6	22.6	24.4	88.3
Impairment charge	—	—	—	6.0	6.0
Total operating expenses	19.7	21.6	22.6	30.4	94.3
(Loss) income from operations	(3.6)	1.1	4.9	0.1	2.5
Interest and other income, net	(0.7)	(0.8)	(0.8)	(0.5)	(2.8)
(Loss) income before taxes	(2.9)	1.9	5.7	0.6	5.3
Income tax (benefit) provision	(1.1)	0.8	2.2	0.2	2.1
Net (loss) income	$(1.8)	$1.1	$3.5	$0.4	$3.2

Basic earnings per share	$(0.21)	$0.14	$0.42	$0.04	$0.38
Diluted earnings per share	$(0.21)	$0.13	$0.39	$0.04	$0.35

	2003 Quarter Ended
(dollars in millions)	March 31,		June 30,		September 30,		December 31,
Contract Vehicles
GSA Schedules	$51.9	29.0%	$53.9	28.4%	$77.6	28.4%	$84.6	27.1%
IDIQ Contracts	78.9	44.1	83.3	43.9	119.8	43.9	148.4	47.5
Open Market	27.0	15.1	28.5	15.0	50.5	18.5	53.7	17.2
Subcontracts and Other Contracts	21.1	11.8	24.0	12.7	25.2	9.2	25.7	8.2
Total	$178.9	100.0%	$189.7	100.0%	$273.1	100.0%	$312.4	100.0%

Top Five Vendors
Panasonic	$34.8	19.5%	$33.6	17.7%	$48.4	17.7%	$45.4	14.5%
HP	30.3	16.9	28.6	15.1	38.9	14.2	41.5	13.3
Sun	19.7	11.0	34.8	18.3	38.9	14.2	36.7	11.7
Cisco	20.5	11.5	18.1	9.5	32.2	11.8	42.1	13.5
Microsoft	14.9	8.3	17.1	9.0	19.3	7.1	15.2	4.9
Others	58.7	32.8	57.5	30.4	95.4	35.0	131.5	42.1
Total	$178.9	100.0%	$189.7	100.0%	$273.1	100.0%	$312.4	100.0%

Liquidity and Capital Resources

Cash flows for the year ended December 31,

(in millions)	2004	2003	Change
Cash provided by operating activities	$16.8	$4.6	$12.2
Cash used in investing activities	$(7.5)	$(7.9)	$(0.4)
Cash (used in) provided by financing activities	$(9.1)	$3.4	$12.5

Cash provided by operating activities for the year ended December 31, 2004 was $16.8 million, an increase of $12.2 million from cash provided for the year ended December 31, 2003.  This increase was primarily due to improved collections of trade accounts receivable. Total accounts receivable provided $10.7 million more to operations in 2004 compared to 2003. In the latter half of 2004, we implemented new processes related to cash management that we feel had, and will continue to have, a positive impact on cash from operations.

DRAFT dated June 30, 2005

Cash used in investing activities was relatively constant from 2003 to 2004 and consisted principally of investments in our ERP system.

Cash used in financing activities of $9.1 million during 2004 was due primarily to the net payments on our line-of-credit of $11.6 million.  This amount was partially offset by $2.6 million in proceeds from stock options and employee stock purchase plan activity.  During 2003, we received cash proceeds of $5.3 million from net borrowings and used $4.0 million in the first half of 2003 to purchase GTSI’s common stock from third party shareholders.  During the year ended December 31, 2004, we did not purchase any GTSI common stock.

Bank Credit Facility

We have a $125 million credit facility with a group of banks (the “Credit Facility”).  The Credit Facility includes a revolving line of credit (the “Revolver”) and a provision for inventory financing of vendor products (the “Wholesale Financing Facility”). The Credit Facility, unless terminated earlier, will continue after the maturity date of February 28, 2006 from year to year, unless any party gives the other party written notice of termination not less than 90 days prior to the start of a new renewal period.  We are currently negotiating with our lead lender to increase the size of the Credit Facility and add other partners.  We expect to conclude these negotiations during the first half of 2005.  Borrowing under the Revolver is limited to 85% of eligible accounts receivable. The Revolver is secured by substantially all of our assets. Borrowing under the Wholesale Financing Facility is limited to 100% of the value of our inventory. The Wholesale Financing Facility is secured by the underlying inventory. The Credit Facility carries an interest rate indexed to London Interbank Offered Rate (“LIBOR”) plus 1.75 percentage points. The Credit Facility also contains certain covenants as well as provisions specifying compliance with certain quarterly and annual financial ratios. In 2004, GTSI and its lenders signed three amendments to the Revolver to add a new lender and add GTSI’s wholly owned subsidiaries, Technology Logistics, Inc. and GTSI Financial Services, as borrowers.

At December 31, 2004 and 2003, GTSI’s interest rate under the Credit Facility was 4.17% and 2.88%, respectively. We were in compliance with all financial covenants set forth in the Credit Facility and had available credit of $59.0 million at December 31, 2004 and $90.4 million at December 31, 2003.

Capital Resources and Requirements

Our ongoing capital requirements depend on a variety of factors, including the extent to which we are able to fund the cash needs of our business from operations.  During the first quarter of 2004, we were able to pay completely our notes payable to banks.  We anticipate that we will continue to rely primarily on operating cash flow, vendor credit and our Wholesale Financing Facility to finance our operating cash needs. We believe that such funds should be sufficient to satisfy our near term anticipated cash requirements for operations.  Nonetheless, we may seek additional sources of capital, including obtaining permanent financing over a longer term at fixed rates, to finance our working capital requirements or other strategic initiatives.  GTSI believes that such capital sources will be available to us on acceptable terms, if needed.  During 2004 and 2003 we made capital expenditures of $5.5 million and $6.0 million, respectively, for capitalized consulting costs associated with the implementation of our ERP system and the purchase of software for internal use, respectively.

Contractual Obligations (in millions)

	Total	Less Than 1 Year	1-3 Years	3-5 Years
Operating Lease Obligations	$8.0	$2.9	$3.8	$1.3
Notes Payable to Banks	1.2	1.2	—	—
Total Contractual Obligations	$9.2	$4.1	$3.8	$1.3

DRAFT dated June 30, 2005

At December 31, 2004 GTSI was obligated under an operating lease to provide our landlord with a letter of credit in the amount of $0.8 million as a security deposit for all tenant improvements associated with the lease. In February, 2005 an amendment to the lease was executed which reduced the letter of credit to $0.2 million.  GTSI was also obligated to provide a letter of credit in the amount of $1.75 million to guarantee the performance by GTSI of all obligations under a customer contract. This letter of credit will expire on August 31, 2005.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004) “Share-Based Payment” (“FAS 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.”  FAS 123R supersedes Accounting Principal Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and its related implementation guidance. Generally, the approach to accounting in FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant-date fair value of the award.  As permitted by FAS No. 123, GTSI currently accounts for share-based payments to employees using the intrinsic value provisions of APB 25 and, as such, generally recognizes no compensation costs for employee stock options. Accordingly, the adoption of FAS 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position.  The impact of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1G to our consolidated financial statements in Part II, Item 8 of this Form 10-K. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flow in periods after adoption. FAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and we will adopt the standard beginning July 1, 2005.  The Statement offers several alternatives for implementation.  At this time, management plans to use the modified prospective transition method. We are also evaluating the impact of FAS 123R on our employee stock purchase plan and may decrease our current 15% upfront purchase discount to employees.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of APB No. 43, Chapter 4,” (“FAS 151”) which clarifies the types of costs that should be expensed rather than capitalized as inventory. The amendments made by FAS 151 also clarify the circumstances under which fixed overhead costs associated with operating facilities used in inventory processing should be capitalized.  FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. We are presently analyzing the potential impact of this statement but do not expect the adoption of FAS 151 will have a significant impact on our financial position or results of operations.

Outlook

As of December 31, 2004, our sales surpassed $1 billion for the first time.  We have initiated a strategic three-year growth plan designed to capitalize on the government’s heightened demand for IT services and we plan to double our revenue to $2 billion, improve our productivity and increase our gross margins.  To double our sales we will continue to leverage the strong growth of personnel in our sales and marketing organization. In addition, we are selectively, but aggressively, hiring talented employees and expect our headcount to reach approximately 950 employees by the end of 2005. We expect to expand our sales from

DRAFT dated June 30, 2005

lease arrangements for IT products and solutions in 2005.  We have essentially completed the build-out of our ERP system. After full testing and retesting, extensive training and documentation of new work processes for SOX compliance, we plan to implement the final phase of our ERP capabilities throughout GTSI in the second quarter of 2005.

In addition to the implementation of the final phase of our ERP system, several other initiatives are underway to position GTSI to reach our strategic plan goal of increased productivity including proactive supply-chain management; customer, deal, and vendor profitability assessments; and order management improvements. Management is also evaluating various CRM solutions, including the future use of our existing CRM platform. If we select a new CRM Solution, we may incur an impairment charge for the write-off of our existing CRM software.

We believe we can make significant improvements to net income. First, additional sales are expected to improve net income. Second, improved margin percentages are expected to increase bottom line growth. And third, we believe our productivity improvements will lower SG&A expense as a percentage of sales and improve net income margin.

ITEM 15.               EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES, AND REPORTS ON FORM 8-K:

Exhibits

The exhibits set forth in the Exhibit Index are filed as part of this Annual Report on Form 10-K/A.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on June 29, 2005 on its behalf by the undersigned thereunto duly authorized.

GTSI CORP.

By:
M. Dendy Young
Chairman and Chief Executive Officer

Thomas A. Mutryn
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

DRAFT dated June 30, 2005

EXHIBIT INDEX

Exhibit
Number	Description
31.1	Section 302 Certification of Chief Executive Officer (filed herewith)
31.2	Section 302 Certification of Chief Financial Officer (filed herewith)
32	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (filed herewith)